EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
September 30, 2006

Income from continuing operations before provision for income taxes and fixed charges (Note A)	$81,860,600

Fixed charges:
Interest on first mortgage bonds and secured debt	$8,534,990
Amortization of debt discount and expense less premium	1,988,950
Interest on short-term debt	1,725,680
Interest on unsecured long-term debt	14,484,138
Interest on note payable to securitization trust	4,250,000
Other interest	979,386
Rental expense representative of an interest factor (Note B)	60,568

Total fixed charges	32,023,712

Ratio of earnings to fixed charges	2.56x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).